FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated December 1, 2006, regarding the terms and conditions of the 9th Issue and the 7th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú.

2.	Translation of an advertisement, regarding the terms and conditions of the 7th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú

3.	Translation of an advertisement, regarding the terms and conditions of the 9th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú

Item 1

Lima, December 1, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Ref. : Key Event

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you the terms and conditions of the 9th Issue and the 7th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, according to the advertisement that is enclosed herein, which will be published in a mean of social diffusion.

Best regards,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Telefónica del Perú S.A.A.

Fourth Program of Bonds of Telefónica del Perú - Seventh Issue

Up to S/. 100,000,000

Public Offering of Corporate Bonds

CONASEV Resolution No. 039-2006-EF/94.11

Telefónica del Perú S.A.A. (“Telefónica del Peru” or the “ISSUER”), corporation duly incorporated under the laws of the Republic of Perú, has agreed to issue values through corporate bonds (“Fourth Program of Bonds of Telefónica del Peru – Seventh Issue” approved by CONASEV Resolution No. 039-2006-EF/94.11) up to a total of S/. 100,000,000 within the Seventh Program of Bonds of Telefónica del Perú. The Bonds of the Fourth Program of bonds Telefónica del Perú– Seventh Issuance will be issued in one or more series.

According to its bylaws, Telefónica del Perú is dedicated to the exploitation and rendering of telecommunications services.

Terms and conditions of the Fourth Program of Bonds Telefónica del Perú –Ninth Issuance:

Issuer:	Telefónica del Perú S.A.A.

Denomination:	Fourth Program of Corporate Bonds of Telefónica del Perú – Seventh Issuance

Amount of the registered issuance:	Up to S/. 100,000,000.00

Amount of the auction:	Up to S/. 20,000,000.00, which could be increased up to the total of the registered issue.

Currency of issue:	Nuevos Soles

Nominal Value:	S/. 5,000.00 each

Serial:	Serial B

Term:	3 years from the date of issue.

Allocation price:	At par value

Interest rate:	To be submitted to auction as annual nominal rate and considering a 360 day - year. The interests will be calculated on the principal amount.

Payment of interests:

At the end of each semester, the computation of the first semester will be initiated in the date of the respective issuance.

1st Coupon     06/06/2007     4th Coupon     12/08/2008

2nd Coupon    12/06/2007    5th Coupon      06/08/2009

3rd Coupon     06/06/2008     6th Coupon     12/07/2009

In case the expiration of the corresponding period corresponds to a non- working day, the day of payment of interests will be on the first following working day. The holders of the bonds will not have the right to perceive interests by said due to such delay.

Performance:	It will be the one established by the Issuer in coordination with the placing agent according to the procedure of placement described in the Complementary Prospectus.

Mechanism of assignment and awarding:	Dutch Auction with the possibility of extending the amount. According to the procedure of allocation established in the Complementary Prospectus, the Issuer can extend the value to be awarded to an amount that, added to the values in circulation of other Series issued inside the respective Issue, does not exceed the maximum value established for the respective Issue.

Informative prospectus:	The Prospectus Marco and Complementary and its updates are available for the investors and can be requested to the placing agent or the Issuer or for consultation in CONASEV.

Amortization:	100% of the principal will be paid off in the date of redemption.

Class:	Nominative, indivisible and they are noted in account in CAVALI ICLV S.A.

Risk classification:	Apoyo & Asociados Internacionales S.A.C. AAA (pe) Class & Asociados S.A. AAA

Payments:	Will be carried out in Nuevos Soles.

Place and agent of payment:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.

Placing agent :	Continental Bolsa S.A. SAB.

Period of receipt of purchase orders:	Starting 9:00 a.m. and ending at 1:00 p.m. on Tuesday December 5, 2006. It is possible to present several proposals with rates tiered in 1/16.

Date of auction:	Tuesday December 5, 2006.

Date of Issue:	Wednesday December 6, 2006.

Date of Maturity:	December 6, 2009.

Term of liquidation:	By 11:00 a.m. of the first working day after the auction, that is Wednesday December 6, 2006, through funds transfer vía BCR or direct payment in Continental Bolsa S.A.B. in the account indicated in the purchase order.

Place of delivery of the purchase orders:	By facsímile or letter, – Attention Mr. Placement, Av. República de Panamá 3065, 2° piso, San Isidro, Lima. Telephones 211-1540, 211-1597 and 211-1543. Facsimiles 211-1598, 211-1593 and 211-1599.

Representative of the Bondholders:	BBVA Banco Continental

Investors:	Corporate and public in general.

Notice to awardees by facsimile:	December 5, 2006 starting the 5:00 p.m., and ending at 7:00 p.m.

Important notice:	Telefónica del Perú S.A.A. reserves the right to suspend or to terminate this offering up to the time, before starting the awarding of the values.

For more detailed information of the offering is necessary that the investor revise the Prospectus Marco and Complementary corresponding, the same that can be remitted by e-mail or electronic mail, subject to request to the Placing agent or the Issuer, or to be consulted in CONASEV.

Telefónica del Perú S.A.A.

Issuer

Structuring Agent	Placing agent

Item 3

Telefónica del Perú S.A.A.

Fourth Program of Bonds of Telefónica del Perú - Ninth Issue

Up to S/. 150,000,000

Public Offering of Corporate Bonds

CONASEV Resolution No. 039-2006-EF/94.11

Telefónica del Perú S.A.A. (“Telefónica del Peru” or the “ISSUER”), corporation duly incorporated under the laws of the Republic of Perú, has agreed to issue values through corporate bonds (“Fourth Program of Bonds of Telefónica del Peru – Ninth Issue” approved by CONASEV Resolution No. 039-2006-EF/94.11) up to a total of S/. 150,000,000 within the Fourth Program of Bonds of Telefónica del Perú. The Bonds of the Fourth Program of bonds Telefónica del Perú– Ninth Issuance will be issued in one or more series.

According to its bylaws, Telefónica del Perú is dedicated to the exploitation and rendering of telecommunications services.

Terms and conditions of the Fourth Program of Bonds Telefónica del Perú –Ninth Issuance:

Issuer:	Telefónica del Perú S.A.A.

Denomination:	Fourth Program of Corporate Bonds of Telefónica del Perú – Ninth Issuance

Amount of the registered issuance:	Up to S/. 150,000,000.00

Amount of the auction:	Up to S/. 40,000,000.00, which could be increased up to the total of the registered issue.

Currency of issue:	Nuevos Soles

Nominal Value:	S/. 5,000.00 each

Serial:	Serial B

Term:	5 years from the date of issue.

Allocation price:	At par value

Interest rate:	To be submitted to auction as annual nominal rate and considering a 360 day - year. The interests will be calculated on the principal amount.

Payment of interests:

At the end of each semester, the computation of the first semester will be initiated in the date of the respective issuance.

1st Coupon     06/06/2007              6th Coupon      12/07/2009

2nd Coupon    12/06/2007              7th Coupon      06/07/2010

3rd Coupon     06/06/2008              8th Coupon     12/06/2010

4th Coupon     12/08/2008              9th Coupon      06/06/2011

5th Coupon     06/08/2009             10th Coupon    12/06/2011

In case the expiration of the corresponding period corresponds to a non- working day, the day of payment of interests will be on the first following working day. The holders of the bonds will not have the right to perceive interests by said due to such delay.

Performance:	It will be the one established by the Issuer in coordination with the placing agent according to the procedure of placement described in the Complementary Prospectus.

Mechanism of assignment and awarding:	Dutch Auction with the possibility of extending the amount. According to the procedure of allocation established in the Complementary Prospectus, the Issuer can extend the value to be awarded to an amount that, added to the values in circulation of other Series issued inside the respective Issue, does not exceed the maximum value established for the respective Issue.

Informative prospectus:	The Prospectus Marco and Complementary and its updates are available for the investors and can be requested to the placing agent or the Issuer or for consultation in CONASEV.

Amortization:	100% of the principal will be paid off in the date of redemption.

Class:	Nominative, indivisible and they are noted in account in CAVALI ICLV S.A.

Risk classification:	Apoyo & Asociados Internacionales S.A.C. AAA (pe) Class & Asociados S.A. AAA

Payments:	Will be carried out in Nuevos Soles.

Place and agent of payment:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.

Placing agent :	Continental Bolsa S.A. SAB.

Period of receipt of purchase orders:	Starting 9:00 a.m. and ending at 1:00 p.m. on Tuesday December 5, 2006. It is possible to present several proposals with rates tiered in 1/16.

Date of auction:	Tuesday December 5, 2006.

Date of Issue:	Wednesday December 6, 2006.

Date of Maturity:	December 6, 2011.

Term of liquidation:	By 11:00 a.m. of the first working day after the auction, that is Wednesday December 6, 2006, through funds transfer vía BCR or direct payment in Continental Bolsa S.A.B. in the account indicated in the purchase order.

Place of delivery of the purchase orders:	By facsímile or letter, – Attention Mr. Placement, Av. República de Panamá 3065, 2° piso, San Isidro, Lima. Telephones 211-1540, 211-1597 and 211-1543. Facsimiles 211-1598, 211-1593 and 211-1599.

Representative of the Bondholders:	BBVA Banco Continental

Investors:	Corporate and public in general.

Notice to awardees by facsimile:	December 5, 2006 starting the 5:00 p.m., and ending at 7:00 p.m.

Important notice:	Telefónica del Perú S.A.A. reserves the right to suspend or to terminate this offering up to the time, before starting the awarding of the values.

For more detailed information of the offering is necessary that the investor revise the Prospectus Marco and Complementary corresponding, the same that can be remitted by e-mail or electronic mail, subject to request to the Placing agent or the Issuer, or to be consulted in CONASEV.

Telefónica del Perú S.A.A.

Issuer

Structuring Agent	Placing agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: December 6, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.